SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 12, 2007, entitled "CAUTIONARY ANNOUNCEMENT"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 12, 2007

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("the company")

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that the company, through its Australian subsidiary Emperor Mines Limited ("EML"), is considering a range of proposals regarding EML's Australasian assets that, if implemented, may have a material effect on the price at which the company's securities trade.

Accordingly, shareholders are advised to exercise caution when dealing in the company's securities until a further announcement is made.

Johannesburg
12 February 2007

Sponsor
Standard Bank